

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 14, 2014

Via E-mail
Mark Linkorst
Chief Executive Officer
VitaCig, Inc.
800 Bellevue Way NE, Suite 400
Bellevue, WA 98004

> **Re:** **VitaCig, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 29, 2014**
> **File No. 333-195397**

Dear Mr. Linkhorst:

We have reviewed your responses to the comments in our letter dated September 8, 2014 and have the following additional comments.

General

1. Please include a currently dated consent from the independent public accountant in the amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of operations, page 25

2. We note that gross profit as a percentage of total revenue for the three months ended July 31, 2014 increased to 46.0% compared to 23.6% for the period ended April 30, 2014. Please revise to explain this significant increase. Refer to Item 303(a)(3) of Regulation S-K for guidance.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via-email
        William Robinson Eilers, Esq.